SECU 12010639 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investments By Planners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 North Military Trail, Suite 285
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Saginor (561) 998-0909
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gary Saginor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investments By Planners, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

IRENE E. GILLIG
MY COMMISSION # DD 956786
EXPIRES: April 15, 2014
Bonded Thru Budget Notary Services

NOTARY PUBLIC STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders' of:
Investments By Planners, Inc.

We have audited the accompanying statement of financial condition of Investments By Planners, Inc. as of December 31, 2011 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments By Planners, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salberg & Company P.A

SALBERG & COMPANY, P.A.
Boca Raton, Florida
January 31, 2012

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current Assets	
Cash	$62,404
Commissions receivable	29,638
Total Current Assets	92,042
Property and equipment, net	16,796
Other Assets	
Deposit	6,724
Total Assets	$115,562

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Current Liabilities	
Accounts payable	$1,459
Accrued expenses	5,760
Deferred rent	4,518
Total Current Liabilities	11,737
Total Liabilities	11,737
STOCKHOLDERS' EQUITY	
Common Stock, $10.00 par value, 100 shares authorized, 100 shares issued and outstanding	1,000
Additional Paid-in Capital	25,000
Retained Earnings	77,825
Total Stockholders' Equity	103,825
Total Liabilities and Stockholders' Equity	$115,562

The accompanying notes are an integral part of these financial statements

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues	
Commissions	$166,487
Investment advisory fees	695,984
Interest income	1,326
Total revenues	863,797
Operating Expenses	
Automobile expense	14,036
Depreciation	1,656
Dues and subscriptions	1,117
Entertainment	18,658
Equipment and vehicle leasing	39,487
Insurance	74,383
Office	4,603
Outside labor	1,155
Postage	3,964
Professional fees	14,744
Rent	114,511
Salaries office	161,820
Salaries officers	279,100
Sales commissions	588
Supplies	2,881
Taxes, licenses and fees	39,901
Telephone	11,961
Travel	1,407
Total operating expenses	785,972
Income from operations	77,825
Net income	$77,825

The accompanying notes are an integral part of these financial statements

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2010	100	$ 1,000	$ 25,000	$ 55,290	$ 81,290
Distributions to stockholders'	-	-	-	(55,290)	(55,290)
Net income, 2011	-	-	-	77,825	77,825
Balance, December 31, 2011	100	$ 1,000	$ 25,000	$ 77,825	$ 103,825

The accompanying notes are an integral part of these financial statements

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:	
Net income	$77,825
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	1,656
Changes in operating assets and liabilities:	
Decrease in commissions receivable	7,520
Decrease in deferred rent	(3,731)
Decrease in accounts payable and accrued expenses	(1,817)
Net cash provided by operating activities	81,453
Cash flows from investing activities:	
Purchase of equipment	(10,690)
Net cash used in investing activities	(10,690)
Cash flows from financing activities:	
Distributions to stockholders	(55,290)
Net cash used in financing activities	(55,290)
Net increase in cash	$15,473
Cash at beginning of year	$46,931
Cash at end of year	$62,404
Supplemental disclosure of cash flow information:	
Interest paid in 2011	$0
Taxes paid in 2011	$0

The accompanying notes are an integral part of these financial statements

INVESTMENTS BY PLANNERS, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization

Investments by Planners, Inc. (the "Company", "we", "us", "our"), incorporated in 1986 in Florida, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's income is derived from commissions from the sale of investments in mutual funds and from fees charged for investment advisory services.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Basis of Presentation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Commissions Receivable:

Due to the nature of the Company's business, commissions receivable are collected within 30 days. Therefore, management believes that commissions receivable are fairly stated and an allowance for doubtful accounts is not required.

Property and Equipment:

Depreciation of equipment and software is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized over the lesser of the lease term or the useful life of the improvements.

Income Taxes:
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the corporate income. Income of the Company is passed through to the individual stockholders. Accordingly, no provision for federal income taxes has been included in these financial statements.

Revenue Recognition:
The Company derives commission revenues from the sale of investments in mutual funds. Commission revenues and related costs are recognized on a trade-date basis.

The Company charges its clients fees for investment advisory services. These fees are calculated based off a percentage of the market value in each clients portfolio, as of the last day in the prior fiscal year. The Company typically receives payment for these services in January which it defers and recognizes as revenue pro rata throughout the year.

Fair Value of Financial Instruments:
The carrying amounts of the Company's financial assets, including cash, commissions receivable and of certain financial liabilities (accounts payable and accrued expenses), approximate fair value because of their short maturities.

NOTE 3 - COMMISSIONS RECEIVABLE

Commissions receivable are due from mutual funds and were as follows at December 31, 2011:

Commission receivable	$ 29,638
Allowance for doubtful accounts	-
Commission receivable, net	$ 29,638

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2011 are summarized by major classifications as follows:

Furniture and equipment	$ 75,087
Leasehold improvements	15,403
Software	21,150
	111,640
Less: Accumulated depreciation	(94,844)
	$ 16,796

Depreciation expense for the year ended December 31, 2011 was $1,656.

NOTE 5 - CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2011. As of December 31, 2011, there were no cash equivalent balances held in corporate money market funds that are not insured.

During 2011, the Company derived its commission income totaling $166,487 from primarily three families of mutual funds. At December 31, 2011, commissions receivable of $29,638 was also due from these families of mutual funds. All of these commissions receivable were collected in January 2012.

NOTE 6 - COMMITMENTS AND CONTINGINCIES

Lease:

The Company leases office facilities, and equipment under various operating leases. At December 31, 2011, the remaining terms of these leases range from one to two years. Minimum future lease payments remaining as of December 31, 2011 was as follows:

Year 2012	$123,942
Year 2013	68,753
	$192,695

Rent expense for the year ended December 31, 2011 was $114,511.

Legal Matters:

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2011, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, board members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to

regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $50,574, which exceeded its requirement of $5,000 by $45,574. The ratio of aggregate indebtedness to net capital was 0.23 to 1.

NOTE 8 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 31, 2012, the date the financial statements were available to be issued.

INVESTMENTS BY PLANNERS, INC.

SUPPLEMENTARY SCHEDULES

INVESTMENTS BY PLANNERS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

Net capital:		
Member's equity		$103,825
Deductions and/or charges:		
Nonallowable assets:		
Petty cash	200	
Commissions receivable - 12b-1 fees	29,531	
Deposit	6,724	
Property and equipment, net	16,796	
Total nonallowable assets		
Net capital before haircuts on securities positions:		53,251
Haircuts on securities positions		0
Total haircuts		0
Net capital		$50,574
Computation of basic net capital requirement:		
The greater of $5,000 or 6.67% of aggregate indebtedness of $11,737		$5,000
Excess net capital		$45,574
Aggregate indebtedness:		
Accounts payable and accrued expenses		$11,737
Total aggregate indebtedness:		$11,737
Ratio: Aggregate indebtedness to net capital		0.23 to 1

There are no differences that exist between the above computation of net capital and the net capital as disclosed on the Company's corresponding unaudited Form X-17A-5, Part II filing.

INVESTMENTS BY PLANNERS, INC.
SUPPLEMENTARY NOTE
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

Investments by Planners, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Board of Directors and Stockholders' of:
Investments By Planners, Inc.

In planning and performing our audit of the financial statements of Investments by Planners, Inc. (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders', Board of Directors, Management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
January 31, 2012

INVESTMENTS BY PLANNERS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

FOR THE YEAR ENDED DECEMBER 31, 2011

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

To the Board of Directors of:
Investment by Planners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, related to the Certification of Exclusion From Membership (Form SIPC-3) filed by Investment By Planners, Inc. (the "Company") with the Securities Investor Protection Corporation ("SIPC"), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2011, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA") for the year ended December 31, 2011. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenues amount included in the Schedule of Revenues for the year ended December 31, 2011 to the total revenues in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2011 noting no differences;

2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2011 to supporting schedules and working papers noting no differences;

3. Proved the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Revenues for the year ended December 31, 2011 and in the related schedules and working papers noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
January 31, 2012

Investment By Planners, Inc.
Supplemental Report on Status of Membership in the Securities Investor Protection Corporation (SIPC)
December 31, 2011

Investment by Planners, Inc. qualified for exclusion from SIPC membership under the Securities Investor Protection Act of 1970. The Certificate of Exclusion from Membership (Form SIPC-3) was filed with The Securities Investor Protection Corporation, 805 15th Street NW, Suite 800, Washington, D.C. 20005-2215, the SIPC collection agent, on December 16, 2010.

Investment By Planners, Inc.
Schedule of Revenues
For the Year Ended December 31, 2011

Commissions	$	166,487
Investment advisory fees		695,984
Interest income		1,326
Total Revenues	$	863,797

INVESTMENTS BY PLANNERS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2011

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

INVESTMENTS BY PLANNERS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2011

INVESTMENTS BY PLANNERS, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2011

CONTENTS